FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 16, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 16, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. gives notice of an acquisition of Company shares in the market.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that during the week of May 9, 2016 to May 13, 2016, the Company acquired a total of 23,000 of its ordinary Class D shares in book entry form, with a par value of ARS$10 (ten Argentine pesos) per share and each with a right to 1 (one) vote, in the Buenos Aires Stock Exchange ("BASE"), at an average price of ARS$290.80 per share, for a total amount of ARS$6,688,494.00.

During the same week, the Company acquired 50,000 of its American Depositary Shares ("ADS") on the New York Stock Exchange ("NYSE"), at an average price of US$20.62 per ADS, for a total amount of US$1,030,897.50.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 16, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer